Mail Stop 4561

April 28, 2006

Louis J. Rogers
President
NNN Apartment REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, CA 92705

Re: **NNN Apartment REIT, Inc.**
        Amendment No. 3 to Registration Statement on Form S-11
        Filed April 21, 2006
        File No. 333-130945

Dear Mr. Rogers:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1.   We note your disclosure on page 43 that the maximum amount of borrowings in relation to your net assets will not exceed 300%, unless any excess in such borrowing is approved by a majority of your independent directors and is disclosed in your next quarterly report along with a justification for such excess. Please revise the risk factor on the cover in accordance with this disclosure.

Part II

Item 37. Undertakings, page II-3

2.   Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 8.1. Tax Opinion

3.   We note the draft tax opinion provided supplementally. Please refer to page 2 and the references to the Representation Letter and representations of the Company and of certain other persons. Please revise to clarify that counsel has relied upon only factual representations of the company or its management.

4.   Refer to the last bullet point on page 2 of the opinion. It is not appropriate for counsel to assume that all statements in the prospectus are true, since the prospectus includes disclosure regarding counsel's opinion. This assumption also is inconsistent with the statements in numbered paragraph 2 on page 3, in which counsel is opining that statements in the prospectus under the caption "Federal Income Tax Consequences of our Status as a REIT" are correct in all material respects. Please provide a revised opinion that omits the assumptions in the last bullet point on page 2.

5.   We note the statement that "[t]his opinion letter is solely for the information and use of the addressee and the holders of the Offered Shares pursuant to the Prospectus." Please note that language that serves to limit or implies that the opinion is only for the benefit of certain persons is not acceptable. For example, secondary purchasers also should be able to rely on the opinion. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438, or Jorge L. Bonilla, Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James L. Weinberg, Esq. (*via facsimile*)
        Hirschler Fleischer, A Professional Corporation